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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25
                                                     SEC File Number: 000-28324
                                                        CUSIP Number: 09066Y107

                           NOTIFICATION OF LATE FILING

(CHECK ONE):   [  ]    Form 10-K     [  ]   Form 20-F     [  ]   Form 11-K   [X ]   Form 10-Q
               [  ]    Form N-SAR    [  ]   Form N-CSR

       For Period Ended:           March 31, 2003
                             ----------------------------

[  ]      Transition Report on Form 10-K          [  ]   Transition Report on Form 10-Q
[  ]      Transition Report on Form 20-F          [  ]   Transition Report on Form N-SAR
[  ]      Transition Report on Form 11-K

              For the Transition Period Ended:
                                               ________________________________

         NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

_______________________________________________________________________________


                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant: BioTransplant Incorporated
Former name if applicable: Not applicable.
Address of principal executive office (STREET AND NUMBER): 196 Boston Avenue,
   Suite 2800
City, state and zip code: Medford, Massachusetts 02155

                                     PART II
                             RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         | (a) The reasons described in reasonable detail in Part III of this
         |     form could not be eliminated without unreasonable effort or
         |     expense;
         | (b) The subject annual report, semi-annual report, transition
         |     report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form
[ ]      |     N-CSR, or portion thereof will be filed on or before the
         |     fifteenth calendar day following the prescribed due date; or the
         |     subject quarterly report or transition

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         |     report on Form 10-Q, or portion thereof will be filed on or
         |     before the fifth calendar day following the prescribed due
         |     date; and
         |
         | (c) The accountant's statement or other exhibit required by Rule
         |     12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         On February 27, 2003, the Registrant and Eligix, Inc., its wholly-owned subsidiary, filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court in Boston, Massachusetts. Management has been required to devote substantial time and attention to matters pertaining to the bankruptcy proceedings.

         In addition to the demands of the bankruptcy proceedings, the Registrant is required to file an application to employ professionals, including external accountants and auditors, with the Bankruptcy Court. The audit of the Registrant's financial statements for the year ended December 31, 2002 and the auditors' review of the Registrant's financial statements for the quarter ended March 31, 2003 cannot be completed until the Bankruptcy Court has approved the application for authority to employ auditors. Due to the considerable effort and expense required to complete the pre-engagement procedures as well as to negotiate audit-related fees that will be deemed reasonable by the Bankruptcy Court in view of the Registrant's Chapter 11 petition, the Registrant has not yet retained auditors and, accordingly, has not yet filed the application to employ auditors with the Bankruptcy Court. The Registrant expects to finalize the audit engagement terms in the near future and file the application with the Bankruptcy Court promptly thereafter. The Registrant expects that once the application is filed with the Bankruptcy Court, the Court will consider and act upon the Registrant's motion to approve the application within 20 days after the filing date.

         Until the Registrant engages an independent auditor on terms acceptable to the Bankruptcy Court to complete the year end audit and the review of the Registrant's quarterly financial results for the quarter ended March 31, 2003, the Registrant will be unable to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2003.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification: Donald B. Hawthorne, President, Chief Executive Officer and Chief Financial Officer, (781) 393-7651.

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                 [  ]    Yes      [X]  No

             Annual Report on Form 10-K for the fiscal year ended December 31, 2002.

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                 [X]     Yes      [  ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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         The Registrant expects that, upon completion of its December 31, 2002 year-end audit, adjustments will be made that will impact the comparison of the Registrant's March 31, 2003 and March 31, 2002 statements of operations. The Registrant anticipates that these year-end adjustments will include a write-down or write-off of the remaining goodwill and intangible assets of the Eligix business, which totaled $9.5 million at September 30, 2002, a write-down of most, if not all, of the carrying value of the Registrant's property and equipment, which totaled $3.8 million at September 30, 2002, and recognition of the Registrant's deferred revenue, which totaled approximately $5.0 million at September 30, 2002.

         In addition, the Registrant previously reported, in its unaudited financial statements for the six months ended June 30, 2002, an impairment to goodwill and intangible assets of approximately $17.9 million associated with the Eligix business. This impairment charge is also expected to impact the comparison of the March 31, 2003 and March 31, 2002 statements of operations.

         The Registrant also expects that its net loss for March 31, 2003 will be significantly less than it was for March 31, 2002 due to the Registrant's previously announced reductions in force during May 2002, July 2002 and January 2003 and the elimination of certain expenses relating to agreements that have been terminated by the Registrant since March 31, 2002, including the Registrant's lease for its facility in Charlestown, Massachusetts and certain sponsored research agreements.

         An estimate of the changes to the Registrant's financial statements resulting from the expected year-end adjustments and any other changes to the Registrant's results cannot be made at this time as the Registrant has not yet finalized such amounts.

                           BioTransplant Incorporated
                  ---------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 16, 2003              By:    /s/ Donald B. Hawthorne
                                        ----------------------------
                                 Name:  Donald B. Hawthorne
                                 Title: President, Chief Executive Officer and
                                        Chief Financial Officer


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